FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 3 February 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 3 February 2011
                                        2010 Full Year and Fourth Quarter Results

Exhibit 99

2010 FULL YEAR AND FOURTH QUARTER RESULTS
STRONG YEAR AS TRANSFORMATION PROGRESSES

Full year highlights

•	Turnover up 11.1% at €44.3 billion, with 7.3% due to currency.

•	Underlying volume growth 5.8%. Underlying sales growth 4.1% and underlying price growth (1.6)%; in-quarter pricing flat for first nine months, positive in the fourth quarter.

•
Underlying operating margin up 20bps with increased investment in advertising and promotions up 30 bps, funded by higher gross margins and lower indirects. Margin underpinned by savings of €1.4 billion.

•	Healthy free cash flow of €3.4 billion reflecting continuing improvement in working capital.

•	Fully diluted earnings per share €1.46 up 25%.

Fourth Quarter highlights

•	Underlying volume growth 5.1%. Underlying sales growth 5.1% with underlying price growth flat; positive in-quarter pricing.

•	Underlying operating margin down 20bps. Lower gross margin, primarily due to increased commodity costs. Reduced advertising and promotions spend, indirects higher due to phasing across the quarters.

Chief Executive Officer

"We are pleased with another year of good results in which we delivered against all our key priorities and further progressed the transformation of Unilever. We delivered strong volume growth, particularly in emerging markets which continued to be the engine of growth. We gained volume share in all regions driven by stronger innovations, significant increases in marketing investment and the extension of our brands into new territories. At the same time we delivered margin improvement through a strong savings programme, lower indirects and volume efficiencies. This, coupled with excellent working capital management, enabled us to deliver robust cash flow.

The Unilever of today is more agile and confident, now fully fit to compete. We remain focused on serving our consumers and customers and building the long term health of our brands. Despite the intense competition and the return of commodity cost volatility, our objectives remain: profitable volume growth ahead of our markets, steady and sustainable underlying operating margin improvement and strong cash flow."

Fourth Quarter 2010		Key Financials (unaudited) Current rates	Full Year 2010

€10,819m	+12.0%	Turnover	€44,262m	+11.1%

5.1%		Underlying sales growth*	4.1%

€1,461m	+50%	Operating profit	€6,339m	+26%

€1,042m	+15%	Net profit	€4,598m	+26%

€0.33	+14%	Diluted earnings per share	€1.46	+25%

Quarterly Dividend payable in March 2011 €0.208 per share

(*) Underlying sales growth is a non-GAAP measure, see note 2 on page 10 for further explanation of non-GAAP measures used.

3 February 2011

OPERATIONAL REVIEW: REGIONS

	Fourth Quarter 2010					Full Year 2010
(unaudited)	Turnover	USG	Volume	Price	Change in Underlying Op Margin	Turnover	USG	Volume	Price	Change in Underlying Op Margin
	€m	%	%	%	bps	€m	%	%	%	bps
Unilever Total	10,819	5.1	5.1	0.0	(20)	44,262	4.1	5.8	(1.6)	20
Asia Africa CEE	4,419	8.5	8.8	(0.3)	(210)	17,685	7.7	10.2	(2.2)	(50)
Americas	3,589	4.6	3.7	0.9	(50)	14,562	4.0	4.8	(0.7)	(10)
Western Europe	2,811	1.1	1.6	(0.6)	250	12,015	(0.4)	1.4	(1.8)	170

2010 results were strong despite intense competition, weak consumer confidence in many markets and the impact of rising commodities costs in the second half. Whilst markets showed little or no growth in the developed economies, emerging market growth remained healthy. We grew our volumes ahead of the market in all regions and finished the year strongly despite a strong prior year comparator. Whilst in-quarter pricing was flat throughout much of the year, it became positive in the fourth quarter as we responded to increasing commodity costs. Savings programmes delivered strongly across both supply chain and indirects. We invested in our product quality and significantly increased the investment behind our brands whilst improving advertising quality. In the fourth quarter, advertising and promotions was lower by 170bps reflecting the phasing of activities and some re-balancing between above and below the line support in developed markets.

The acquisition of Sara Lee's personal care business and the disposal of the Italian frozen foods business were completed during the fourth quarter. The proposed acquisition of Alberto Culver has received shareholder approval and now awaits approval of the relevant regulatory authorities. The previously announced disposal of the Brazilian tomato business is expected to be finalised early in 2011.

Asia Africa CEE
In 2010 we grew ahead of the market and continued to gain volume share. Asia Pacific delivered double digit volume growth in the year with a strong fourth quarter. There were particularly strong performances in Vietnam, the Philippines, Pakistan and China. In India we delivered consistent double digit volume growth and we are encouraged by our progress in this highly competitive market. The business in North Africa, Middle East and Central Africa performed well throughout the year. Whilst market conditions in Central and Eastern Europe were weaker, volume growth was still comfortably positive. In-quarter pricing for the region was positive in the fourth quarter.

Underlying operating margin was down for the year reflecting stable gross margins and increased investment in advertising and promotions. The rollout of the regional IT platform progressed well, with successful rollout in 2010 to a number of countries including China, Australia, Vietnam and North Africa.

Americas
We gained volume share in 2010 and saw higher underlying sales growth driven by consistent growth in Latin America and good performance in North America. In the fourth quarter, North America accelerated volume growth to around 3% whilst Latin America balanced volume growth of over 4% with increased price.

Whilst the US economy remains difficult and increasingly competitive, our business continued to benefit from our strong innovation programme. The Brazilian market continues to grow strongly but remains highly competitive; in this context our business delivered good results. Mexico had a particularly good year, gaining share in a number of key categories and the Southern Cone had another excellent year with a strong recovery in Chile after the devastating earthquake. Underlying operating margin was down slightly in the year.

Western Europe
Despite difficult markets we delivered volume growth and improved volume share in the year, with positive volume growth in the fourth quarter. Underlying price continued to improve but was still negative year-on-year reflecting the high levels of promotional intensity in many of our markets. Conditions in Southern Europe remain particularly challenging. Northern Europe is more robust and we saw strong performances in the UK and France.

Underlying operating margin was up in the year and quarter, reflecting the benefits of the cost saving programmes and lower advertising and promotions.

OPERATIONAL REVIEW: CATEGORIES

	Fourth Quarter 2010				Full Year 2010
(unaudited)	Turnover	USG	Volume	Price	Turnover	USG	Volume	Price
	€m	%	%	%	€m	%	%	%
Unilever Total	10,819	5.1	5.1	0.0	44,262	4.1	5.8	(1.6)
Savoury, Dressings & Spreads	3,690	3.3	3.0	0.3	14,164	1.4	2.5	(1.0)
Ice Cream & Beverages	1,654	8.9	8.4	0.4	8,605	6.1	5.9	0.1
Personal Care	3,521	5.6	5.9	(0.2)	13,767	6.4	7.9	(1.4)
Home Care	1,954	4.6	5.2	(0.5)	7,726	3.0	8.2	(4.8)

All categories grew volume and generated positive underlying sales growth in 2010, ending the year on a strong note. Almost all of our major brands grew volume on the back of bigger, better innovations rolled out more quickly across more markets. Magnum Gold?! was launched in 29 countries, Dove Men+Care is now in more than 30 markets and Dove Damage Therapy hair care products have reached 22 markets. In addition we have accelerated the rates at which we are extending our brands into new markets, with more than 100 new launches in the year.

Savoury, Dressings and Spreads
Savoury growth accelerated in the quarter, with strong volumes, positive price and impactful innovations. Knorr jelly bouillon helped to drive growth across many markets in Europe and Latin America whilst a new gourmet soups range drove strong share growth in France. Knorr soupy noodles continue to grow in India and soups have been launched in Bangladesh. The Knorr Season and Shake baking bags have now been launched in more than 20 markets with good initial results. PF Chang's restaurant quality frozen meals have been a great success, exceeding €50m turnover in the launch year.

Dressings grew both volume and price in the quarter driven by a successful campaign to increase the consumption occasions of mayonnaise in Latin America and the launch of a range of flavoured mayonnaises in Europe. Spreads grew both volume and price in the quarter by investing in improved product quality and communicating the new taste benefits; a strong performance given the weak markets. Pro.Activ spreads again delivered strong growth by emphasising its core heart health benefits and Pro.Activ Buttery was launched successfully in Europe.

Ice Cream and Beverages
Ice cream delivered another good quarter of growth with a strong contribution from Western Europe, Asia and Russia. Magnum was launched in Indonesia and Klondike continued to grow in the US driven by improved product quality and a strong TV and digital marketing campaign which increased consumer interaction with the brand.

Tea continued the momentum in the quarter delivering strong volume and solid price growth to achieve high single digit sales growth. Tea grew particularly well in India, UK, Turkey, Saudi Arabia and China driven by the strength of the Lipton brand equity, up-trading to new formats such as green tea in pyramid bags, the development of milk teas in China and the conversion from loose tea to tea-bags across emerging markets. Ades soy-based drinks continued to make progress in Latin America with impactful new packaging and advertising.

Personal Care
Deodorants capped another excellent year with a strong quarter driven by Dove Men+Care, the continued strengthening of the Rexona brand and by the launch towards the end of the year of the latest Axe variant, Excite. Hair continued to make good progress with strong growth in North America, China, South East Asia and India as a result of the rollout of Dove Damage Therapy, the continued rollout of Clear in Latin America and the relaunch of Clear in Asia. TiGi continued to perform well ahead of the professional market growth.

Skin delivered a solid quarter driven by continued momentum on Dove Nutrium moisture, Dove Men+Care, the latest Axe shower variant Rise, which contributed to record Axe shower market shares in the United States, and the rollout of Lifebuoy and Vaseline into new countries. Our Oral business delivered a solid year despite a heightened level of competitive activity. Signal Sensitive Expert was launched in France and White Now continues to do well across many markets including Vietnam and the Philippines.

Home Care
In highly competitive markets Laundry delivered strong underlying volume growth and underlying sales growth improved progressively through the year. Volume growth was particularly strong in India on the back of the re-launches of Rin and Wheel laundry detergents. In China we continued to close the share gap versus the market leader and the launch of Omo liquids is driving strong double digit growth. Comfort, recently launched in India, continues to make good progress in developing the market for fabric conditioners.

Household care continued to deliver volume-driven sales growth behind the market rollouts of Cif into Vietnam, Indonesia, Malaysia and the Philippines. Sun Turbo All-in-1 concentrated gel is doing well in France and the Netherlands.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax

The cost of financing net borrowings in the year was €414 million, as the adverse impact of currency was more than offset by lower average net debt. The interest rate on borrowings was 4.4% and on cash deposits was 1.7%. The charge for pensions financing was a credit of €20 million compared with a net charge of €164 million in the prior year.

The effective tax rate was 25.5% compared with 26.2% in 2009 reflecting the geographical mix of profits and the impact of the Frozen Foods disposal. The underlying tax rate excluding the effect of restructuring, disposals and impairments was 27.1%. Our longer-term expectation for the tax rate remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €187 million compared to €489 million in the prior year which benefited from the €327 million gain on disposal of the majority of the equity interest in JohnsonDiversey.

Earnings per share

Fully diluted earnings per share for the full year were €1.46, up 25%. This was driven by improved underlying operating profit, lower restructuring charges, lower pension costs, the favourable impact of foreign exchange and higher profit on business disposals partially offset by the provision in respect of the European Commission investigation into consumer detergents (see page 5). Business disposals include the disposal of the Italian Frozen Foods business in 2010.

Restructuring

Restructuring in the year was €589 million. This reflects action being taken to make the business fit to compete in the current environment.

Cash Flow and Net Debt

Free cash flow was €3.4 billion. Cash flow from operating activities was €6.8 billion reflecting higher operating profit and lower pensions payments. Further progress was made on reducing working capital, building on the strong performance in the prior year. Working capital reduced as a percentage of turnover and has now been negative for five consecutive quarters. Tax payments increased to €1.3 billion. Net capital expenditure increased €443 million to €1.7 billion, representing 3.8% of turnover.  This primarily reflects investment in new capacity required to support the strong volume growth of the business in emerging markets.

Closing net debt at €6.7 billion was up from €6.4 billion as at 31st December 2009. The outflow from dividends, acquisitions and the negative impact of foreign exchange rates on net debt exceeded the inflow from free cash flow and business disposals.

Pensions

The net pensions deficit was €2.1 billion at the end of December 2010 down from €2.6 billion at the end of 2009. This is due to cash contributions made and good asset returns over the year offset by the impact of lower corporate bond rates on the calculation of the pension liabilities.

COMPETITION INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents.  While the investigation is ongoing, Unilever has concluded that it is now appropriate to take a provision of €110 million.

In addition and as previously reported, Unilever is involved in a number of other ongoing investigations by national competition authorities in a number of European countries including Greece, France, the Netherlands, Belgium and Germany.  These investigations are at various stages and concern a variety of product markets.  Provisions have been made to the extent appropriate.

It is Unilever's policy to co-operate fully with the competition authorities in the context of all ongoing investigations.  In addition, Unilever reinforces and enhances its internal competition law compliance procedures on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6010 trevor.gorin@unilever.com or +44 207 822 5354 lucila.zambrano@unilever.com NL +31 10 217 4844 flip.dotsch@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT

(unaudited)

Fourth Quarter				€ million	Full Year
2010	2009	Increase/ (Decrease)			2010	2009	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

10,819	9,659	12.0%	3.7%	Turnover	44,262	39,823	11.1%	3.6%

1,461	972	50%	39%	Operating profit	6,339	5,020	26%	19%

72	(286)			Restructuring, business disposals and other (RDIs) (see note 3)	(281)	(868)
1,389	1,258	10%	2%	Underlying operating profit	6,620	5,888	12%	6%

(85)	(137)			Net finance costs	(394)	(593)
22	15			Finance income	77	75
(115)	(119)			Finance costs	(491)	(504)
8	(33)			Pensions and similar obligations	20	(164)

16	12			Share in net profit/(loss) of joint ventures	120	111
(4)	12			Share in net profit/(loss) of associates	(9)	4
15	346			Other income from non-current investments	76	374

1,403	1,205	16%	9%	Profit before taxation	6,132	4,916	25%	18%

(361)	(299)			Taxation	(1,534)	(1,257)

1,042	906	15%	6%	Net profit	4,598	3,659	26%	18%

				Attributable to:
87	75			Non-controlling interests	354	289
955	831	15%	6%	Shareholders' equity	4,244	3,370	26%	18%

				Combined earnings per share
0.34	0.30	14%	5%	Total operations - basic (Euros)	1.51	1.21	25%	17%
0.33	0.29	14%	5%	Total operations - diluted (Euros)	1.46	1.17	25%	17%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	Full Year
	2010	2009
Net profit	4,598	3,659

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	43	105
Actuarial gains/(losses) on pension schemes net of tax	105	18
Currency retranslation gains/(losses) net of tax	460	396

Total comprehensive income	5,206	4,178

Attributable to:
Non-controlling interests	412	301
Shareholders' equity	4,794	3,877

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Full Year
	2010	2009
Equity at 1 January	12,536	10,372
Total comprehensive income for the period	5,206	4,178
Dividends on ordinary capital	(2,309)	(2,115)
Movement in treasury stock	(126)	129
Share-based payment credit	144	195
Dividends paid to non-controlling interests	(289)	(244)
Currency retranslation gains/(losses) net of tax	2	3
Other movements in equity	(86)	18
Equity at the end of the period	15,078	12,536

CASH FLOW STATEMENT

(unaudited)

€ million	Full Year
	2010	2009

Cash flow from operating activities	6,818	6,733

Income tax paid	(1,328)	(959)

Net cash flow from operating activities	5,490	5,774

Interest received	70	73
Net capital expenditure	(1,701)	(1,258)
Acquisitions and disposals	(361)	(139)
Other investing activities	828	61

Net cash flow from/(used in) investing activities	(1,164)	(1,263)

Dividends paid on ordinary share capital	(2,323)	(2,106)
Interest and preference dividends paid	(494)	(517)
Change in financial liabilities	(1,373)	(1,567)
Other movements on treasury stock	(124)	103
Other financing activities	(295)	(214)

Net cash flow from/(used in) financing activities	(4,609)	(4,301)

Net increase/(decrease) in cash and cash equivalents	(283)	210

Cash and cash equivalents at the beginning of the period	2,397	2,360

Effect of foreign exchange rate changes	(148)	(173)

Cash and cash equivalents at the end of the period	1,966	2,397

BALANCE SHEET

(unaudited)

€ million	As at 31 December 2010	As at 31 December 2009

Goodwill	13,178	12,464
Intangible assets	5,100	4,583
Property, plant and equipment	7,854	6,644
Pension asset for funded schemes in surplus	910	759
Deferred tax assets	607	738
Other non-current assets	1,034	1,017
Total non-current assets	28,683	26,205

Inventories	4,309	3,578
Trade and other current receivables	4,135	3,429
Current tax assets	298	173
Cash and cash equivalents	2,316	2,642
Other financial assets	550	972
Non-current assets held for sale	876	17
Total current assets	12,484	10,811

Financial liabilities	(2,276)	(2,279)
Trade payables and other current liabilities	(10,226)	(8,413)
Current tax liabilities	(639)	(487)
Provisions	(408)	(420)
Liabilities associated with assets held for sale	(57)	-
Total current liabilities	(13,606)	(11,599)
Net current assets/(liabilities)	(1,122)	(788)

Total assets less current liabilities	27,561	25,417

Financial liabilities due after one year	7,258	7,692
Non-current tax liabilities	184	107
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,081	1,519
Unfunded schemes	1,899	1,822
Provisions	886	729
Deferred tax liabilities	880	764
Other non-current liabilities	295	248
Total non-current liabilities	12,483	12,881

Shareholders' equity	14,485	12,065
Non-controlling interests	593	471
Total equity	15,078	12,536

Total capital employed	27,561	25,417

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.   With effect from 1 January 2010 the Group has adopted IFRS 3 'Business Combinations (Revised)', all other accounting policies and methods of computation are consistent with the year ended 31 December 2009.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 6, the statements of comprehensive income and changes in equity on page 7, the cash flow statement on page 8, and the analysis of free cash flow on page 13 are translated at rates current in each period.

The balance sheet on page 9 and the analysis of net debt on page 14 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006.  Full accounts for Unilever for the year ended 31 December 2009 have been delivered to the Registrar of Companies.  The auditors' report on these accounts was unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP).  We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance.  Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures.  Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.  Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. Underlying sales growth (abbreviated to 'USG' or 'growth') reports turnover growth at constant exchange rates, excluding the effects of acquisitions and disposals.  Turnover includes the impact of exchange rates, acquisitions and disposals.

We also comment on underlying trends in operating margin before the impact of restructuring, disposals and other one-off items, which we collectively term RDIs, on the grounds that the incidence of these items is uneven between reporting periods. Further detail on RDIs can be found in note 3.  We also discuss free cash flow, which we reconcile in note 8 to the amounts in the cash flow statement, and net debt, which we reconcile in note 9 to the amounts reported in our balance sheet and cash flow statement.

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs.  We disclose on the face of our income statement the total value of such items that arise within operating profit.

Fourth Quarter		€ million	Full Year
2010	2009		2010	2009
		RDIs within operating profit:
(186)	(287)	Restructuring	(589)	(897)
418	1	Business disposals	468	4
(160)	-	Impairments and other one-off items	(160)	25
72	(286)	Total RDIs within operating profit	(281)	(868)

The 2010 Impairments and other one-off items cost includes the provision related to potential competition law infringements in the European Union (see page 5) and one off costs related to acquisitions

4 SEGMENT INFORMATION

Continuing operations - Fourth Quarter € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	3,659	3,141	2,859	9,659
2010	4,419	3,589	2,811	10,819
Change	20.8%	14.2%	(1.7)%	12.0%
Impact of:
Exchange rates	11.1%	9.6%	1.9%	8.0%
Acquisitions	0.2%	0.0%	1.4%	0.4%
Disposals	0.0%	(0.3)%	(5.8)%	(1.8)%

Underlying sales growth	8.5%	4.6%	1.1%	5.1%
Price	(0.3)%	0.9%	(0.6)%	0.0%
Volume	8.8%	3.7%	1.6%	5.1%

Operating profit
2009	432	462	78	972
2010	446	583	432	1,461

Underlying operating profit
2009	472	550	236	1,258
2010	476	611	302	1,389

Operating margin
2009	11.8%	14.7%	2.7%	10.1%
2010	10.1%	16.2%	15.4%	13.5%

Underlying operating margin
2009	12.9%	17.5%	8.2%	13.0%
2010	10.8%	17.0%	10.7%	12.8%

Continuing operations - Full Year € million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2009	14,897	12,850	12,076	39,823
2010	17,685	14,562	12,015	44,262
Change	18.7%	13.3%	(0.5)%	11.1%
Impact of:
Exchange rates	10.1%	9.0%	1.4%	7.3%
Acquisitions	0.2%	0.3%	0.5%	0.3%
Disposals	(0.1)%	(0.4)%	(2.0)%	(0.8)%

Underlying sales growth	7.7%	4.0%	(0.4)%	4.1%
Price	(2.2)%	(0.7)%	(1.8)%	(1.6)%
Volume	10.2%	4.8%	1.4%	5.8%

Operating profit
2009	1,927	1,843	1,250	5,020
2010	2,253	2,169	1,917	6,339

Underlying operating profit
2009	2,074	2,074	1,740	5,888
2010	2,361	2,328	1,931	6,620

Operating margin
2009	12.9%	14.3%	10.4%	12.6%
2010	12.7%	14.9%	16.0%	14.3%

Underlying operating margin
2009	13.9%	16.1%	14.4%	14.8%
2010	13.4%	16.0%	16.1%	15.0%

5 ADDITIONAL INFORMATION BY CATEGORY

Continuing operations - Fourth Quarter € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care	Total

Turnover
2009	3,473	1,439	3,014	1,733	9,659
2010	3,690	1,654	3,521	1,954	10,819
Change	6.3%	14.9%	16.8%	12.7%	12.0%
Impact of:
Exchange rates	6.4%	8.3%	9.4%	8.6%	8.0%
Acquisitions	0.0%	0.1%	1.2%	0.2%	0.4%
Disposals	(3.4)%	(2.6)%	(0.1)%	(1.0)%	(1.8)%

Underlying sales growth	3.3%	8.9%	5.6%	4.6%	5.1%
Price	0.3%	0.4%	(0.2)%	(0.5)%	0.0%
Volume	3.0%	8.4%	5.9%	5.2%	5.1%

Operating profit
2009	464	(79)	478	109	972
2010	1,023	(134)	577	(5)	1,461

Operating margin
2009	13.4%	(5.5)%	15.9%	6.3%	10.1%
2010	27.7%	(8.1)%	16.4%	(0.2)%	13.5%

Continuing operations - Full Year € million	Savoury Dressings and Spreads	Ice Cream and Beverages	Personal Care	Home Care	Total

Turnover
2009	13,256	7,753	11,846	6,968	39,823
2010	14,164	8,605	13,767	7,726	44,262
Change	6.8%	11.0%	16.2%	10.9%	11.1%
Impact of:
Exchange rates	5.8%	6.8%	8.5%	8.3%	7.3%
Acquisitions	0.2%	0.0%	0.6%	0.1%	0.3%
Disposals	(0.7)%	(2.0)%	0.0%	(0.7)%	(0.7)%

Underlying sales growth	1.4%	6.1%	6.4%	3.0%	4.1%
Price	(1.0)%	0.1%	(1.4)%	(4.8)%	(1.6)%
Volume	2.5%	5.9%	7.9%	8.2%	5.8%

Operating profit
2009	1,840	731	1,834	615	5,020
2010	2,846	724	2,296	473	6,339

Operating margin
2009	13.9%	9.4%	15.5%	8.8%	12.6%
2010	20.1%	8.4%	16.7%	6.1%	14.3%

6 TAXATION

The effective tax rate for was 25.5% compared with 26.2% for 2009.  The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2010			Full Year 2009
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	41	2	43	163	(58)	105
Actuarial gains/(losses) on pension schemes	158	(53)	105	38	(20)	18
Currency retranslation gains/(losses)	460	-	460	396	-	396

Other comprehensive income	659	(51)	608	597	(78)	519

7 RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Full Year
	2010	2009

Net profit	4,598	3,659
Taxation	1,534	1,257
Share of net profit of joint ventures/associates and other income
from non-current investments	(187)	(489)
Net finance costs	394	593
Operating profit	6,339	5,020
Depreciation, amortisation and impairment	993	1,032
Changes in working capital	169	1,701
Pensions and similar provisions less payments	(472)	(1,028)
Restructuring and other provisions less payments	72	(258)
Elimination of (profits)/losses on disposals	(476)	13
Non-cash charge for share-based compensation	144	195
Other adjustments	49	58
Cash flow from operating activities	6,818	6,733

8 FREE CASH FLOW

€ million	Full Year
	2010	2009

Cash flow from operating activities	6,818	6,733
Income tax paid	(1,328)	(959)
Net capital expenditure	(1,701)	(1,258)
Net interest and preference dividends paid	(424)	(444)
Free cash flow	3,365	4,072

9 NET DEBT

€ million	As at 31 December 2010	As at 31 December 2009

Total financial liabilities	(9,534)	(9,971)
Financial liabilities due within one year	(2,276)	(2,279)
Financial liabilities due after one year	(7,258)	(7,692)
Cash and cash equivalents as per balance sheet	2,316	2,642
Cash and cash equivalents as per cash flow statement	1,966	2,397
Add bank overdrafts deducted therein	350	245
Other financial assets	550	972
Net debt	(6,668)	(6,357)

10 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	2010	2009

Combined EPS - Basic
Average number of combined share units (Millions of units)	2,812.3	2,796.3

Net profit attributable to shareholders' equity	4,244	3,370

Combined EPS - basic	1.51	1.21

Combined EPS - Diluted
Adjusted average number of combined share units (Millions of units)	2,905.1	2,890.0

Combined EPS - diluted	1.46	1.17

The numbers of shares included in the calculation of earnings per share is an average for the period.  During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2009 (net of treasury stock)	2,804.2
Net movements in shares under incentive schemes	5.6
Number of shares at 31 December 2010	2,809.8

11 DIVIDENDS

As agreed at the 2009 Annual General Meetings, Unilever moved to the payment of quarterly dividends with effect from
1 January 2010.

The Boards have declared a quarterly interim dividend for payment in March 2011 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2080
Per Unilever PLC ordinary share:	£ 0.1775
Per Unilever N.V. New York share:	US$ 0.2861
Per Unilever PLC American Depositary Receipt:	US$ 0.2861

The quarterly dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 1 February 2011.

The quarterly dividends will be payable as from 16 March 2011, to shareholders registered at close of business on 11 February 2011.  The shares will go ex-dividend on 9 February 2011.

US dollar checks for the quarterly dividend will be mailed on 15 March 2011, to holders of record at the close of business on 11 February 2011.  In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar will be as follows:

	Announcement date	Ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2010 results	3 February 2011	9 February 2011	11 February 2011	16 March 2011
Quarterly dividend announced with the Q1 2011 results	28 April 2011	11 May 2011	13 May 2011	15 June 2011
Quarterly dividend announced with the Q2 2011 results	4 August 2011	10 August 2011	12 August 2011	14 September 2011
Quarterly dividend announced with the Q3 2011 results	3 November 2011	9 November 2011	11 November 2011	14 December 2011

12 ACQUISITIONS AND DISPOSALS

On 18 January 2010 we announced a definitive agreement with Hormel Foods Corporation to sell our Shedd's Country Crock branded side dish business in the US. The transaction was completed in February 2010. Under the terms of the agreement, Hormel will market and sell Shedd's Country Crock chilled side-dish products, such as homestyle mashed potatoes, under a licence agreement.

On 26 April 2010 we announced the agreement with Strauss Holdings Ltd to increase the Unilever shareholding in Glidat Strauss Israel from 51% to 90% for an undisclosed sum. The transaction was completed on 7 October 2010.

On 1 June 2010 we completed the disposal of the Brunch brand in Germany to Bongrain.

On 9 August 2010 we announced an asset purchase agreement with the Norwegian dairy group TINE, to acquire the Ice Cream operations of Diplom-Is in Denmark, as of 30th September 2010. The value of the transaction is undisclosed.

On 24 September 2010 we announced a definitive agreement to sell our consumer tomato products business in Brazil to Cargill for approximately R$600 million. The assets and liabilities related to this business are reported as held for sale.

On 27 September 2010 we announced a definitive agreement to acquire Alberto Culver Company for US$3.7 billion in cash. The acquisition has received shareholder approval but is subject to regulatory approval.

On 28 September 2010 we announced an agreement to buy EVGA's ice cream brands and distribution network in Greece for an undisclosed sum. The transaction was completed on 27 January 2011.

The disposal of our frozen foods business in Italy for €805m to Birds Eye Iglo was completed on 1 October 2010.

The acquisition of Sara Lee's personal care business was completed on 6 December 2010.

13 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.